MISTERB&B

Largest LGBTQ travel community in the world

misterbandb.com   San Francisco, CA   𝕏 f ◎ ⦚

Technology   Marketplace   Ecommerce   Travel & Tourism   B2C

Highlights

(1) 1 million LGBTQ friendly accommodations in 200 countries

(2) 20% month over month growth thanks to the 2019 Wefunder round

3 1st LGBTQ app selected 2X by Apple as "App of the day" (2018 & 2019)

4 $15M transaction volume in 2019. In 2020, we expected $30M with our new hotel offering, pre-COVID

5 Joel Simkhai (Grindr founder, sold for $300M USD) early investor.

6 Profitability planned in 2020 before Covid-19. Positive EBITDA in July 2020

7 Rated 4.3/5 on Google Store & 4.7/5 on Apple Store

8 We give back to the LGBTQ community through our mister for good program

Our Team



Matthieu Jost CEO

13+ years as an entrepreneur. Improved short term rental marketplace aimed at LGBTQ community

I experienced discrimination while booking a private room with my partner a few years ago. After that, I decided to create a marketplace where my community would be able to travel safely and with peace of mind around the world.



François de Landes de Saint Palais COO

Entrepreneur, Co-founder and COO at Sejourning - France-based short term rental between individuals

 **Marc Dedonder** CCO

ROI content & digital/social media marketing strategy, 16+ years experience in leadership/management

 **Anissa Truchet** CMO

15+ years experience in online marketing from Editor, Agency and Advertiser sides, E-commerce expert

 **Jean Bourcereau** Board Member

Managing Partner at Ventech

 **Anthony Bazhuhin** CTO

Ruby on Rails Team Lead, Experienced Technical Lead / Project Manager

 **Anton Waitz** Board Member

General Partner at Project A Ventures.

 **Arnaud Houvet** Head of Operations

Experienced Accounting and Financial Administration Manager, Oversees accounting, administrative, HR

The Story of misterb&b

The mission behind misterb&b is to help our community travel safe, connect and feel welcome everywhere they go. In 2020, faced with the impact of the Covid-19 pandemic, we managed to act early and to make sure we would weather this storm. While doing so, we were able to live up to our values as we helped LGBTQ young adults find emergency housing away from their homophobic families during lockdowns. "Without this help, I don't know where I would be today", says Dimitri, 20 yo.

The desire to travel and connect, exploring and discovering are basic human needs. With short-term rentals and now LGBTQ friendly hotels thanks to our successful 2019 Wefunder round, we are getting ready for the recovery of the travel industry. Our fundamentals put us in a very strong position to thrive once the world recovers, as our story below shows.

One of the co-founders facing discrimination with his partner

In 2013, Matthieu Jost (picture below) booked a private room in Barcelona with his partner. When they got there, it was clear the host didn't feel comfortable hosting a gay couple. The weekend turned into the most awkward travel experience. Jost started misterb&b so that no one from the LGBTQ community would ever experience that again





Matthieu (ceo)

misterb&b is a website that exclusively lists LGBTQ-friendly accommodations around the world. Individuals (LGBTQ folks as well as straight allies) can list rooms or apartments for rent. Nightly rates are determined by hosts. misterb&b also lists booking options at local gay-owned or gay-friendly hotels (you can toggle the hotel option on or off when you search).

The service is currently live in more than 200 countries. misterb&b not only offers that you will be able to find a safe and LGBQT-friendly space to stay, but also that you'll be able to connect with other travelers, meet and get travel tips from others in the LGBTQ community when you travel.

Facing Discrimination (again) While Fundraising

The company was launched in France. But when we needed funds to fuel our growth, we couldn't find support from local VCs: obviously, serving the LGBTQ market was an insurmountable handicap for this financial community.

We eventually decided to move the company to Silicon Valley. Pitching misterb&b became so much easier, no need to justify the LGBTQ market anymore. We closed a series of seed rounds for $2M in early 2015.

Joining 500 Startups and Kicking off Growth

We joined Batch 12 of 500 Startups, one of the 3 best accelerator programs in the world, in San Francisco in early 2015. That was definitely a milestone. After Demo Day, misterb&b was one of the 6 companies (out of 20 in our batch) to receive an investment from 500 Startups. We exited the 4 months program with $2.5M USD new money in the bank and... an award for Best Pitch!



Successful Series A round in 2017

In 2017, we raised $8.5M in our Series A round and that same year, we reached 1 million USD in transactions per month. This round helped us to scale our marketing, our tech/back offices and for sure, our team.





misterb&b team

LGBTQ App of the day on the App store in 2018

In June 2018, for Pride, Apple featured misterb&b as App of the Day in their App store. We were the first gay app named App of the Day. And that's because Apple believed in our mission and purpose and were willing to associate their brand with ours. Apple featured us again in 2019 as App of the Day.





In 2019, 1st LGBTQ company to raise $1M on a crowdfunding campaign

After being funded by institutional money, we decided to empower our community of hosts and travelers even more by launching a special crowdfunding round on Wefunder and give them the opportunity to own a piece of the company and take part in its success. We wanted to build equality into the sharing economy and give back to a community that's been historically economically marginalized providing our community with the power of part ownership of the company."

LGBTQ friendly hotels: Delivering on our promise to Wefunder Investors with 20% growth MoM.

After closing our Wefunder round, everything accelerated. We hired developers to work on implementing our LGBQ hotel offering. This was a big challenge due to complexity of this type of business (API for live calls on availability and pricing, A/B testing, algorithm tweaks etc.). We also added a social layer on the LGBTQ friendly hotel service allowing our guests and hosts to connect and discover who will be staying in the same hotel/city to explore the city together. It was a 6 month technical project. Then we kicked off marketing. By the end of Q1, we were growing bookings 20% month over month, until the global pandemic hit.



LGBTQ Hotel Gaythering Miami

Weathering the Covid-19 storm

The desire to travel and connect is a basic need, exploring and discovering is part of who we are as humans. Traveling might be different after the coronavirus pandemic but our fundamentals put us in a very strong position to thrive once the world recovers. We have been able to scale down our expenses (4X less) and are ready to scale up as travel bounces back. This new round is to develop a Safety protocol and technical solution to help our guests and hosts navigate through this unexpected event. It will also help to rekick off our growth efforts.

How you will help us continue our mission for the LGBTQ community

At misterb&b we believe in people, purpose and profit. We supported Le Refuge, a French non-profit helping find short term housing for LGBTQ young adults in crisis, through our Mister for Good program before Covid-19 so it was only natural that we would assist during the Covid-19 crisis. For some young members of the community, being forced to stay home 24/7 with their homophobic families turned out to be very toxic, sometimes violent and finding a safe place for them was essential. After reaching out to our community, many misterb&b hosts answered our call for help, and offered their accommodations to LGBTQ teens in crisis for free. Thanks to their solidarity, we have been able to provide emergency housing for almost a dozen young people.

"Without this help, I don't know where I would be today", says Dimitri, 20 yo, grateful for this partnership with misterb&b

In addition we reached out to our local host community and found places for doctors, nurses, and other medical professions to stay while they worked on the front lines of the health crisis. This lessened the risk to their family at home.





Un grand Merci à Maison du refuge et surtout à MisterB&B😁

Stronger together - why we need you more than ever today

misterb&b is not just another Online Travel Agency (OTA) or booking engine in the travel market. Our mission is to help our community travel safe, connect and feel welcome everywhere they go. This service has now become very important to even more LGTBQ travelers.

Why another Wefunder round? Our first crowdfunding went way beyond our expectations, on so many levels. Among other things, we managed to build a network of LGBTQ and LGBTQ-friendly investors who are now our advocates around the world. Some of them contributed on specific topics, showing us the strength of the contributed on specific topics, showing us the strength of the community and the importance and relevance of our purpose. It also created an emotional bond between the community and the company. As this 2019 Wefunder round was oversubscribed, we thought another round would be a great opportunity for those who were not able to join.

We are a for-profit business and we strongly believe that having a successful business is key to strengthening our community: hiring LGBTQ employees across our 3 offices, demonstrating that a LGBTQ business can be successful, and inspiring others to succeed and helping people in need.

We're looking forward to welcoming you to our team of investors! Your support will help us adapt the company to the "new normal" while giving back to the community: with you, we'll help hosts and guests overcome their fear of traveling, help hosts earn much needed income from their spare space, and we'll find our way back to our strong growth and continue our mission & purpose for our community.

